UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2011

Commission File Number: 1-12869

A.                                  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Constellation Energy Group, Inc. Employee Savings Plan

Constellation Energy Group, Inc.

100 Constellation Way

Baltimore, Maryland 21202

B.                                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Constellation Energy Group, Inc.

100 Constellation Way

Baltimore, Maryland 21202

* The other schedules required by 29 CFR 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted, as they are not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONSTELLATION ENERGY GROUP, INC.
EMPLOYEE SAVINGS PLAN

Date:	June 26, 2012	/s/ Marcia Behlert
Marcia B. Behlert, Plan Administrator Designee

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Constellation Energy Group, Inc.

Employee Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Constellation Energy Group, Inc. Employee Savings Plan (the “Plan”) at December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Baltimore, Maryland
June 26, 2012

CONSTELLATION ENERGY GROUP, INC.

EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Benefits

At December 31,	2011	2010

Assets
Investments, at fair value:
Mutual funds	$709,691,391	$711,644,415
CEG common stock	201,393,524	161,207,667
Common trust fund	192,158,554	176,302,264
Short-term investments	385,678	128,191
Total investments	1,103,629,147	1,049,282,537

Receivables:
Notes receivable from participants	27,374,860	26,396,358
Employer contributions	517,810	474,236
Participant contributions	1,846,598	1,606,518
Accrued dividends	1,170,130	1,373,425
Unsettled investment sales and other	171,898	710,996
Total Assets	1,134,710,443	1,079,844,070

Liabilities
Unsettled investment purchases and other	81,641	94,032
Total Liabilities	81,641	94,032

Net assets reflecting all investments at fair value	1,134,628,802	1,079,750,038

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(6,701,279)	(6,372,305)

Net assets available for benefits	$1,127,927,523	$1,073,377,733

The accompanying notes are an integral part of these financial statements.

CONSTELLATION ENERGY GROUP, INC.

EMPLOYEE SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2011
ADDITIONS
Investment Income
Dividends	$28,509,887
Interest	5,979,697
Interest on notes receivable from participants	1,309,818
Net appreciation in fair value of investments (See note 4)	15,883,718
Total investment income	51,683,120

Contributions
Participant contributions	55,928,106
Participant rollover contributions	9,398,337
Plan transfers in (See note 1)	252,418
Employer matching contributions	16,770,985
Total contributions	82,349,846

Total	134,032,966

DEDUCTIONS
Withdrawals and distributions	(79,331,540)
Fees	(80,644)
Plan transfers out (See note 1)	(70,992)
Total	(79,483,176)

CHANGE IN NET ASSETS	54,549,790

Net assets available for benefits
Beginning of year	1,073,377,733
End of year	$1,127,927,523

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

Note 1.  General Description of the Plan

The following description of the Constellation Energy Group, Inc. Employee Savings Plan (Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Baltimore Gas and Electric Company (BGE) established the Baltimore Gas and Electric Company Employee Savings Plan and Trust Agreement on July 1, 1978.  Effective April 30, 1999, BGE shareholders approved the formation of a holding company — Constellation Energy Group, Inc. (Company or CEG) and the Baltimore Gas and Electric Company Employee Savings Plan was amended, restated, and renamed as the Constellation Energy Group, Inc. Employee Savings Plan. The Plan was most recently restated January 31, 2012. On March 12, 2012, in conjunction with an Agreement and Plan of Merger, CEG merged into Exelon Corporation (Exelon) with Exelon continuing as the surviving corporation.  Exelon became the sponsor of the Plan.

The Plan is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Employee Stock Ownership Plan — CEG Common Stock holdings are classified as an Employee Stock Ownership Plan.  As a result, participants may elect to receive their dividends on CEG common stock in cash.  If no election is made, the dividends are reinvested in additional shares of CEG common stock.  Effective March 12, 2012, all shares of CEG common stock have been converted into Exelon common stock in conjunction with the Agreement and Plan of Merger.

Eligibility — An employee is eligible to participate in the Plan as soon as practicable after the date of hire.

Administration — At year end, the Plan Administrator was the Executive Director, Benefits Strategy of CEG.  By Board resolution, the post-merger Plan Administrator is the Director of Employee Benefit Plans and Programs of Exelon. The assets are held and managed by the Trustee, T. Rowe Price Trust Company (Trustee).  T. Rowe Price Retirement Plan Services, Inc. provides the record keeping for the Plan.

Although it has not expressed any intent to do so, the Company has the right to amend or terminate the Plan at any time, subject to provisions set forth in ERISA.

Participant Contributions — Eligible participants may contribute from 1% to 50% of their eligible pay through payroll deductions, on a before-tax basis, from 1% to 15% of their eligible pay through payroll deductions, on an after-tax basis, or a combination thereof.  The maximum combined contribution rate for both the before-tax and the after-tax contributions is 50%.

The maximum amount a participant can contribute to the Plan on a before-tax basis is limited per year by the Internal Revenue Service (IRS).  The limitation was $16,500 in 2011 and 2010.

Participants who are age 50 and older (by year end) and who meet either the Plan’s or IRS pre-tax contribution limit are eligible to make catch-up contributions.  The catch-up contributions limit was $5,500 in 2011 and 2010.

The Plan accepts rollovers of employees’ eligible distributions from other qualified plans.

Participants have the right, on a daily basis, to change the amount of their payroll deductions, effective as of the next pay period.  Participants also have the right to change, on a daily basis, the percentage of their future contributions being invested in each of the available investment options as provided in the Plan, and to diversify their current holdings among the investment options in the Plan.

Plan Transfers In — “Plan Transfers In” for 2011 includes amounts relating to transfers of employees from the Employee Savings Plan of Constellation Energy Nuclear Group, LLC into the CEG Plan due to changes in employment positions that no longer allow them to participate in the Employee Savings Plan of Constellation Energy Nuclear Group, LLC.  In May 2011, CEG acquired Star Electricity, Inc. (StarTex).  In July 2011, CEG acquired MXenergy Holdings Inc. (MXenergy).  StarTex and MXenergy 401(k) plan participants were permitted to transfer their balances including loans into the Plan after the acquisitions closed and the StarTex and MXenergy 401(k) plans were terminated.  These balances are also reflected on the Statement of Changes in Net Assets Available for Benefits as “Plan Transfers In.”

Plan Transfers Out — “Plan Transfers Out” for 2011 includes amounts relating to transfers of employees from the Plan into the Employee Savings Plan of Constellation Energy Nuclear Group, LLC due to changes in employment positions that no longer allow them to participate in the Plan.

Company Matching Contributions — In general, the Company contributes an amount equal to one-half of the participant’s contribution up to six percent of eligible pay. However, the Company matching contribution for employees of Constellation New Energy, Inc. was 100% of the participant’s contributions up to five percent of eligible pay until April 2011. In April 2011, the Company matching contribution for employees of Constellation New Energy, Inc. was changed to one-half of the participant’s contribution up to six percent of eligible pay. Through December 31, 2011, company contributions were initially invested in CEG Common Stock and the participant had the option to transfer the funds to other available investment options immediately. Effective January 1, 2012, company contributions are invested in the employee’s before-tax investment mix; however, if the employee is only contributing on an after-tax basis, the company contributions are invested in the employee’s after-tax investment mix.

Participant Accounts — Each participant’s account is credited with the participant’s and Company’s contribution, transfers and an allocation of investment income and administrative expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants are vested immediately in all Company matching contributions, their contributions plus actual earnings thereon.

Investment Options — Prior to the March 12, 2012 merger with Exelon, participants could elect to have their contributions invested in the following:

•                  CEG Common Stock

•                  Fidelity Diversified International Fund

•                  Fidelity Low Priced Stock Fund

•                  PIMCO Total Return Institutional Fund

•                  T. Rowe Price Equity Income Fund

•                  T. Rowe Price Growth Stock Fund

•                  T. Rowe Price Mid-Cap Growth Fund

•                  T. Rowe Price Mid-Cap Value Fund

•                  T. Rowe Price New Horizons Fund

•                  T. Rowe Price Small Cap Value Fund

•                  T. Rowe Price Retirement Income Fund

•                  T. Rowe Price Retirement 2005 Fund

•                  T. Rowe Price Retirement 2010 Fund

•                  T. Rowe Price Retirement 2015 Fund

•                  T. Rowe Price Retirement 2020 Fund

•                  T. Rowe Price Retirement 2025 Fund

•                  T. Rowe Price Retirement 2030 Fund

•                  T. Rowe Price Retirement 2035 Fund

•                  T. Rowe Price Retirement 2040 Fund

•                  T. Rowe Price Retirement 2045 Fund

•                  T. Rowe Price Retirement 2050 Fund

•                  T. Rowe Price Retirement 2055 Fund

•                  T. Rowe Price Stable Value Fund

•                  Vanguard Institutional Index Fund

CEG Common Stock —Through December 31, 2011, participant and Company matching contributions were invested in CEG common stock. On March 12, 2012, pursuant to the Agreement and Plan of Merger dated as of April 28, 2011 by and among Exelon, Bolt Acquisition Corporation, and CEG, each share of CEG common stock was converted into .93 shares of Exelon common stock.

Employee Stock Account — An Employee Stock Account was automatically established for each participant who transferred their balance from the Baltimore Gas and Electric Company Employee Stock Ownership Plan upon the termination of that plan in 1989 and/or received shares of stock credited under the Corporate Performance Award Program. No additional allocations are being made to this account.

Investment Income — Dividends and earnings received on all funds are automatically reinvested in the fund to which those earnings apply.

Transfers — After October 27, 2009, participants whose status changes from being a Company employee to a Constellation Energy Nuclear Group, LLC employee or vice versa may also transfer assets to or from the Plan and the Employee Savings Plan for Constellation Energy Nuclear Group, LLC. In addition, participants are allowed to initiate, on a daily basis, a transfer of the value of their account, among the available investment funds.  Transfers are recorded at fair value.

Participant Loan Provisions — Participants may obtain a loan in any amount between a minimum of $1,000 and a maximum of $50,000, but not more than 50% of the participant’s account balance at the time of the loan.  Participants may elect up to five years to repay the loan, unless the loan is used for the purchase of a principal residence, in which case they may elect up to 30 years for repayment.  Participants are allowed to have up to two loans outstanding at any time.  Principal and interest are repaid through regular payroll deductions or by direct payment. The interest rate for loans is equal to the prime rate plus one percent on the last day of the month preceding the month the loan is initiated.  The interest rate on amounts borrowed is set at the time the loan is executed and remains in effect for the duration of the loan. As of December 31, 2011, interest rates on outstanding loans range from 4.25% to 10.50% and loan maturity dates range from January 2012 to October 2041.

Withdrawals and Distributions — Participants may, on a daily basis, elect to withdraw all or part of the investments attributable to their after-tax contributions. Except for death, disability, retirement, separation from service or under certain circumstances of hardship, contributions made on a before-tax basis may not be withdrawn until a participant attains age 59 1/2.  Participants who make a hardship withdrawal, and participants who have less than 5 years of service and withdraw basic after-tax contributions that have not been in the Plan for two calendar years (unmatured), are suspended from making contributions to the Plan for six months. Company matching contributions that have been in the Plan for two calendar years following the year contributed (matured) are also eligible to be withdrawn.

Distributions to participants who retire or who separate from service are automatically deferred until sixty days after they either reach age 65 or cease active employment, whichever is later, unless they request an earlier or later distribution.  Generally, participants who reach age 70 1/2 must begin receiving their Plan distribution by April 1 of the following year.  Furthermore, active employees who attain age 59 1/2 may request to receive a distribution of their before-tax account balances.  The distribution options include lump sum or installments paid monthly, quarterly, or annually for up to 10 years.

Withdrawals and distributions to participants are recorded when paid.

Administrative Costs —All administrative fees and expenses of the Plan, including those of the Trustee, are paid out of Trust assets.  Brokerage fees, commissions, and transfer taxes associated with the purchase, sale or transfer of shares of CEG common stock are borne by the participant.  Investment management expenses are deducted from the assets of the investment fund. Participants are charged a $50 loan initiation fee and may incur short-term trading fees on certain investments.

Through September 30, 2011, the Plan received reimbursements for certain plan expenses from Fidelity Investment Institutional Services Company, Inc.  Effective October 1, 2011, the Plan receives payments from the Trustee to offset certain Plan expenses.  These reimbursement and payments, plus earnings thereon, are used to offset plan expenses otherwise paid by the Company.  As of December 31, 2011 and 2010, the Plan’s assets included total reimbursements and earnings thereon of $88,885 and $252,214, respectively.  The reimbursements were used to pay Plan expenses of $50,048 and $5,049 for the years ended December 31, 2011 and 2010, respectively. The remainder will be allocated to active Plan participants in accordance with the guidelines set forth in ERISA.

Note 2.  Significant Accounting Policies

The financial statements of the Plan are prepared under the accrual method of accounting. The accounting principles and practices that affect the more significant elements of the financial statements are:

Contributions Receivable — Represent amounts paid and remitted in January which were attributable to compensation earned in December.

Valuation of Investments — Investments are reported at fair value with an adjustment to contract value for fully benefit-responsive investment contracts.  Shares of CEG common stock held by T. Rowe Price Trust Company and mutual fund shares held in the Plan are valued as of year-end as of the close of the New York Stock Exchange, based upon valuations provided by Investment Managers, trustees of Group Trusts, sponsors of Mutual Funds, records of securities exchanges or valuation services, market data providers or qualified appraisers.

The Plan’s investments in the T. Rowe Price Stable Value Fund consists primarily of fully benefit-responsive investment contracts and are included in the financial statements at contract value, which represents cost plus accrued income minus redemptions.  Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The fair value of the T. Rowe Price Stable Value Fund is valued at net asset value.  The net asset value per unit is determined by the investment company that manages the fund by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.  This fund does not have any unfunded commitments, has daily liquidity with trades settling between 1 and 3 days, and is not subject to any redemption restrictions at the measurement date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

Prior to the merger with Exelon, shares of CEG common stock were purchased on the open market, through new issuances, or by other acquisition.  Mutual fund shares are purchased on the open market, except the Trustee may purchase from time to time a small number of shares at current market value from participants making withdrawals or exchanges or obtaining loans from the Plan.  The cost of CEG common stock and mutual fund shares sold as a result of participant distributions, withdrawals, exchanges or loans, is determined under the average cost method.

Purchases and sales of securities are recorded on the trade date. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Notes Receivable from Participants — Notes receivable from participants are valued at their unpaid principal balance plus accrued but unpaid interest.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent gains and losses at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Accounting Standards Adopted — In September 2010, the Financial Accounting Standards Board (FASB) issued guidance requiring that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.  This guidance is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively, resulting in a reclassification of prior-year amounts on the Statements of Net Assets Available for Benefits. This change had no effect on the Plan’s change in net assets available for benefits.

Accounting Standards Issued — In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.  ASU 2011-4 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP) and International Financial Reporting Standards (IFRS).  The amendments are of two types: (i) those that clarify the FASB’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements.  ASU 2011-4 is effective for annual periods beginning after December 15, 2011.  We are in the process of evaluating the impact of the adoption of ASU 2011-4 on the Plan’s financial statements.

Subsequent Event Policy — We evaluated events or transactions that occurred after December 31, 2011 for inclusion in these financial statements through the date these financial statements were issued. There were no events or transaction that impacted these financial statements.

Note 3.  Tax Status

The Company received the latest favorable determination letter from the IRS, dated July 8, 2010, with respect to the Plan as amended through December 28, 2006, subject to adoption of proposed amendments submitted on May 25, 2010, qualifying the Plan as a stock bonus plan under Section 401 of the Internal Revenue Code (Code) and an employee stock ownership plan under Section 4975(e)(7) of the Code and exempting the Plan from federal income tax under Section 501 of the Code.  The proposed amendments were executed in a timely manner in accordance with regulations prescribed under Code section 401(b).  Although the Plan has been amended and restated since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.  As such, no provision for income taxes or uncertain tax positions have been included in the Plan’s financial statements. An issue was reported to the plan by T.Rowe Price Retirement Plan Services, Inc., the Plan’s recordkeeper, in which it failed to default certain participant loans in a timely manner. This matter is not expected to change the tax-qualified status of the plan. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 4.  Investments

Investments which exceed five percent of the Plan’s net assets as of December 31, 2011 and 2010 include:

At December 31, 2011

Identity of Issue	Units	Current Value
CEG Common Stock	5,074,669	$201,393,524
T. Rowe Price Stable Value Common Trust Fund	192,158,554	192,158,554
T. Rowe Price Mid-Cap Growth Fund	1,300,872	68,594,983
T. Rowe Price Growth Stock Fund	2,115,722	67,343,492
T. Rowe Price Equity Income Fund	2,704,690	62,370,158
T. Rowe Price Retirement 2020 Fund	3,769,520	59,973,065
Pimco Total Return Institutional Fund	5,401,640	58,715,823

At December 31, 2010

Identity of Issue	Units	Current Value
T. Rowe Price Stable Value Common Trust Fund	176,302,264	$176,302,264
CEG Common Stock	5,284,599	161,207,667
T. Rowe Price Mid-Cap Growth Fund	1,212,213	70,950,812
T. Rowe Price Growth Stock Fund	2,150,347	69,133,665
T. Rowe Price Equity Income Fund	2,704,963	64,080,580
T. Rowe Price Retirement 2020 Fund	3,689,968	60,663,072
T. Rowe Price Small-Cap Value Fund	1,506,875	54,443,397

The Plan’s investments (including investments bought, sold, and held during the year) appreciated as follows as of December 31, 2011:

2011
CEG Common Stock	$47,742,888
Mutual Funds	(31,859,170)
Total	$15,883,718

Effective January 1, 2008, we adopted accounting guidance related to fair value measurement.  This guidance defines fair value, establishes a framework for measuring fair value, and requires certain disclosures about fair value measurements.  Fair value is the price that the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).  This guidance also creates a fair value hierarchy that prioritizes the inputs used to measure fair value.

The three levels of the fair value hierarchy are as follows:

•                  Level 1—Unadjusted quoted prices available in active markets at the measurement date for identical assets or liabilities.

•                  Level 2—Pricing inputs, other than quoted prices included within Level 1, which are either directly or indirectly observable as of the reporting date.

•                  Level 3—Significant inputs that are generally not observable from market activity.

The Plan determines the fair value of its assets using unadjusted quoted prices in active markets (Level 1) or pricing inputs that are observable (Level 2) whenever that information is available. The Plan uses unobservable inputs (Level 3) to estimate fair value only when relevant observable inputs are not available.

The Plan classifies assets within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of each individual asset taken as a whole. The Plan determines fair value for assets classified as Level 1 by multiplying the market price by the quantity of the asset. The Plan primarily determines fair value measurements classified as Level 2 using net asset value per unit of the fund which is observable on a less frequent basis. The Plan primarily determines fair value measurements classified as Level 3 using the income valuation approach, which involves discounting estimated cash flows using assumptions that market participants would use in pricing the asset.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and 2010:

At December 31, 2011

	Level 1	Level 2	Level 3	Total Net Fair Value
Mutual Funds
Growth funds	290,649,731	—	—	290,649,731
Balanced funds	236,480,179	—	—	236,480,179
Income funds	128,203,491	—	—	128,203,491
Index funds	54,357,990	—	—	54,357,990
Total mutual funds	709,691,391	—	—	709,691,391
Common / Collective Trust	—	192,158,554	—	192,158,554
CEG Common Stock	201,393,524	—	—	201,393,524
Total	$911,084,915	$192,158,554	$—	$1,103,243,469

Short-term investments of $385,678 as of December 31, 2011 are in cash and therefore are excluded from the table above.

At December 31, 2010

	Level 1	Level 2	Level 3	Total Net Fair Value
Mutual Funds
Growth funds	298,465,599	—	—	298,465,599
Balanced funds	238,920,120	—	—	238,920,120
Income funds	121,803,605	—	—	121,803,605
Index funds	52,455,091	—	—	52,455,091
Total mutual funds	711,644,415	—	—	711,644,415
Common / Collective Trust	—	176,302,264	—	176,302,264
CEG Common Stock	161,207,667	—	—	161,207,667
Total	$872,852,082	$176,302,264	$—	$1,049,154,346

Short-term investments of $128,191 as of December 31, 2010 are in cash and therefore are excluded from the table above.

Following is a description of the valuation methodologies used for assets measured at fair value:

•                  Mutual Funds— Valued at the net asset value price of shares held by the Plan at year end.

•                  Common/Collective Trust— The Plan’s common / collective trust consists solely of the T. Rowe Price Stable Value Common Trust Fund. The fair value of the T. Rowe Price Stable Value Fund is valued at the net asset value per unit. The net asset value per unit is determined by the investment company that manages the fund by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.

•                  CEG Common Stock — Valued at the quoted closing market price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 5.  Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 6.  Related Party Transactions

Certain Plan investments are shares of mutual funds managed by T. Rowe Price, a division of which is also the Plan Trustee.  These transactions qualify as party-in-interest transactions.

During 2011, the Plan purchased 1,000,458 common shares of CEG for $35,356,668 and sold 1,210,388 shares for $37,503,536.

During 2010, the Plan purchased 1,015,627 common shares of CEG for $33,661,030 and sold 857,656 shares for $30,077,523.

Note 7.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Plan’s Form 5500 filing with the IRS and Department of Labor as of December 31, 2011 and December 31, 2010:

At December 31, 2011

Net assets available for benefits per the financial statements	$1,127,927,523
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	6,701,279
Less: contribution receivable	(2,364,408)
Net assets available for benefits per the Form 5500	$1,132,264,394

At December 31, 2010

Net assets available for benefits per the financial statements	$1,073,377,733
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	6,372,305
Less: contribution receivable	(2,080,754)
Net assets available for benefits per the Form 5500	$1,077,669,284

The following is a reconciliation of contributions per the financial statements to the Form 5500 as of December 31, 2011:

Year Ended December 31, 2011

Contributions per the financial statements	$82,349,846
Less: contributions receivable at December 31, 2011	(2,364,408)
Plus: contributions receivable at December 31, 2010	2,080,754
Contributions and transfers in per the Form 5500	$82,066,192

The following is a reconciliation of investment income per the financial statements to the Form 5500 as of December 31, 2011:

Year Ended December 31, 2011

Investment income per the financial statements	$51,683,120
Plus: current year adjustment from fair value to contract value for fully benefit-responsive investment contracts	6,701,279
Less: prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	(6,372,305)
Investment gain per the Form 5500	$52,012,094

CONSTELLATION ENERGY GROUP, INC. (EIN 52-0280210)

CONSTELLATION ENERGY GROUP, INC. EMPLOYEE SAVINGS PLAN

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

	Identity of Issue	Current Value **
Mutual Funds
	Fidelity Diversified International	43,729,728
	Fidelity Low Priced Stock	4,999,651
	PIMCO Total Return Institutional	58,715,823
*	T. Rowe Price Equity Income Fund	62,370,158
*	T. Rowe Price Growth Stock Fund	67,343,492
*	T. Rowe Price Mid-Cap Growth Fund	68,594,983
*	T. Rowe Price Mid-Cap Value Fund	17,392,043
*	T. Rowe Price New Horizons Fund	36,672,774
*	T. Rowe Price Retirement 2005 Fund	3,702,820
*	T. Rowe Price Retirement 2010 Fund	21,593,554
*	T. Rowe Price Retirement 2015 Fund	45,032,309
*	T. Rowe Price Retirement 2020 Fund	59,973,065
*	T. Rowe Price Retirement 2025 Fund	35,223,252
*	T. Rowe Price Retirement 2030 Fund	26,666,916
*	T. Rowe Price Retirement 2035 Fund	13,981,927
*	T. Rowe Price Retirement 2040 Fund	16,829,650
*	T. Rowe Price Retirement 2045 Fund	8,630,344
*	T. Rowe Price Retirement 2050 Fund	3,510,751
*	T. Rowe Price Retirement 2055 Fund	1,335,591
*	T. Rowe Price Retirement Income Fund	7,117,510
*	T. Rowe Price Small-Cap Value Fund	51,917,060
	Vanguard Institutional Index	54,357,990
	Subtotal Mutual Funds	709,691,391
Common / Collective Trusts
*	T. Rowe Price Stable Value Common Trust Fund	192,158,554
	Subtotal Common/ Collective Trusts	192,158,554
Company Stock
*	Constellation Energy Group, Inc.	201,393,524
	Subtotal Company Stock	201,393,524
Short Term Investments
*	T. Rowe Price Short Term Distribution Account	370
*	T. Rowe Price Short Term Settlement Account	385,308
	Subtotal Short Term Investments	385,678
Loans
*	Notes Receivable from Participants
	Interest Range 4.25 — 10.50%
	Maturity Date Range January 2012 — October 2041	27,374,860
	Subtotal Loans	27,374,860

	Grand Total	1,131,004,007

*                 Represents party-in-interest.

**          The cost column has been omitted as investments are participant directed.